Exhibit (e)(17)

Execution Copy

AGREEMENT

This AGREEMENT (the “Agreement”) is dated as of June 8, 2008 among Third Wave Technologies, Inc., a Delaware corporation (the “Company”), Hologic, Inc., a Delaware corporation (“Parent”), and Cindy S. Ahn (the “Executive”).

WHEREAS, the Parent, Thunder Tech Corp., a Delaware corporation (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”);

WHEREAS, the Executive and the Company have previously entered into an Amended and Restated Employment Agreement dated November 7, 2007 (the “Employment Agreement”);

WHEREAS, subject to and effective as of the Acceptance Time (as such term is defined in Section 2.1(e) of the Merger Agreement), and as an inducement for the Parent and Merger Sub to enter into the Merger Agreement with the Company, the Executive and Company desire to amend the Employment Agreement and certain other plans and agreements as set forth herein;

WHEREAS, the Company has agreed to provide the Executive with certain benefits under the (i) Company 2000 Stock Plan (the “2000 Stock Plan”); (ii) Company 1997 Nonqualified Stock Option Plan ( the “1997 NSO Plan”); (iii) Company 1997 Incentive Stock Option Plan (the “1997 ISO Plan”); (iv) Company 1998 Incentive Stock Option Plan (the “1998 ISO Plan”); (v) Company 1999 Incentive Stock Option Plan (the “1999 ISO Plan”); (vi) Company 1999 Nonqualified Stock Option Plan (the “1999 NSO Plan”); (vii) Company Incentive Stock Option Plan (the “ISO Plan” and together with the 2000 Stock Plan, the 1997 NSO Plan, the 1997 ISO Plan, the 1998 ISO Plan, the 1999 ISO Plan and the 1999 NSO Plan, the “Stock Option Plans”); (viii) Company Long Term Incentive Plan No. 2 (“LTIP No. 2”) (ix) Company Long Term Incentive Plan No. 3 (“LTIP No. 3”); (x) Company Long Term Incentive Plan No. 4 (“LTIP No. 4”); (xi) Company Long Term Incentive Plan No. 5 (“LTIP No. 5” and together with LTIP No 2, LTIP No. 3 and LTIP No. 4, the “LTIPs”); and/or (xii) certain other agreements pursuant to which the Executive was granted stock options and restricted stock units (collectively, the “Equity Award Agreements” and together with the Stock Option Plans, the “Stock Plans”);

WHEREAS, capitalized terms not defined herein shall have the same meaning ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements of the parties contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Amendment. Notwithstanding anything to the contrary in the Employment Agreement, the Stock Plans, the LTIPs or any other agreement or understanding between the Company and the Executive, each of the aforementioned plans and agreements shall be amended to provide that (i) the Executive shall have no right to receive any payments under the LTIPs as a result of the consummation of the Offer, the Merger or otherwise except as set forth herein, and (ii) the vesting of any outstanding and unvested stock options or restricted stock units granted under the Stock Plans to the Executive as of the Effective Time (collectively, the “Unvested Options”) shall cease as of such date, shall not be accelerated as a result of the consummation of the Offer or the Merger, and any Unvested Options shall only become exercisable thereafter in accordance with this Agreement.

2. Vesting/Forfeiture

2.1. Vesting under the LTIP.

(a) Any payments due to the Executive under the LTIPs (collectively, the “LTIP Benefits”), that have not otherwise been forfeited on a Voluntary Termination (as defined below) or previously become payable on an Involuntary Termination (as defined below), shall become payable as follows: (i) the full amount, if any, of any LTIP Benefits consisting of benefits under LTIP No. 2 (the “LTIP 2 Benefits”) and 15% of the LTIP Benefits (other than the LTIP 2 Benefits) shall become payable at the Effective Time, and (ii) of the remaining LTIP Benefits (the “Deferred LTIP Benefits”) (A) 80% (subject to adjustment as provided below) shall become payable upon the earlier of the (a) Litigation Condition (but, in no event prior to the last day of the sixth month following the Acceptance Time) or (b) achievement of the First FDA Condition on or before the Second FDA Condition Termination Date (as may be adjusted as set forth below, the “First Deferred LTIP Payment”); and (B) 20% shall become payable upon the earlier of (a) Litigation Condition (but, in no event prior to the last day of the sixth month following the Acceptance Time) or (b) achievement of the Second FDA Condition on or before the Second FDA Condition Termination Date (the “Second Deferred LTIP Payment”); provided however, upon achievement of the First FDA Condition after the First FDA Condition Termination Date, the First Deferred LTIP payment shall be reduced by an amount equal to 1/12th of the First Deferred LTIP Payment (without regard to this adjustment) for each month following the First FDA Condition Termination Date in which the First FDA Condition is not met, such adjustment to take place on the first day of each such month, such that on the day next following the First FDA Condition Termination Date, the First Deferred LTIP Payment shall be reduced to 73.33% of the Deferred LTIP Payments, and one month later the First Deferred LTIP Payment shall be reduced to 66.67% of the Deferred LTIP Payments, until reduced to zero. Effective upon any reduction in the First Deferred LTIP Payment as a result of the delay in achieving the First FDA Condition on or before the First FDA Condition Termination Date, the Executive shall irrevocably forfeit the right to receive the amount by which the First Deferred LTIP Payment has been reduced. Notwithstanding anything herein to the contrary, the parties agree that if the Litigation Condition occurs after the Second FDA Condition Termination Date, then the Executive shall be fully vested in all Deferred LTIP Benefits.

(b) The parties agree that notwithstanding any agreement or understanding to the contrary, the amount of the Executive’s LTIP Benefits shall be equal to $1,155,000.00 (subject to adjustment as provided in the following sentence), including $0.00 of LTIP 2 Benefits. This Agreement is one of six similar agreements executed with certain other executives of the Company (the “Continuing Executives”), which similarly provide for LTIP payments to such Continuing Executives. The aggregate of all LTIP benefits payable to the Continuing Executives, including the LTIP Benefits (prior to any forfeiture as set forth in said agreements equal $11,173,838.00 (the “Continuing Executive LTIP Benefits”). In the event that any Continuing Executive forfeits the right to receive any portion of their LTIP payments as a result of a termination of his or her employment, the Continuing Executive LTIP Benefits so forfeited (the “Forfeited LTIP Benefits”) shall be reallocated to each other Continuing Executive Officer, including the Executive (if applicable), that continues to be employed by the Company (the “Continuing Employed Executives”). Any such reallocation shall be made pro rata based upon each Continuing Employed Executive’s share of the Continuing Employed Executive’s LTIP Benefits. The terms First FDA Condition, First FDA Condition Termination Date, Second FDA Condition and Second FDA Termination Date are defined in Section 2.5.

2.2 Vesting under the Stock Plans. The vesting of any Unvested Options shall cease as of the Effective Time. Any Unvested Options, that have not otherwise been forfeited or vested as set forth in Section 2.3, shall thereafter only become vested and exercisable as follows: (i) 80% (subject to adjustment as set forth below) of the Unvested Options shall become vested and exercisable upon the earlier of the (a) Litigation Condition (but, in no event prior to the last day of the sixth month following the Acceptance Time) or (b) achievement of the First FDA Condition on or before the Second FDA Condition Termination Date (as may be adjusted as set forth below, the “First Option Tranche”); and (ii) 20% of the Unvested Options shall become vested and exercisable upon the earlier of (a) Litigation Condition (but, in no event prior to the last day of the sixth month following the Acceptance Time) or (b) achievement of the Second FDA Condition on or before the Second FDA Condition Termination Date (the “Second Option Tranche”); provided, however, upon achievement of the First FDA Condition after the First FDA Condition Termination Date, the Unvested Options that shall vest as part of the First Option Tranche shall be reduced by an amount equal to 1/12th of the First Option Tranche (without regard to this adjustment) for each month following the First FDA Condition Termination Date in which the First FDA Condition is not met, such adjustment to take place on the first day of each such month, such that on day next following the First FDA Condition Termination Date, the number of Unvested Options that shall vest as part of the First Option Tranche shall be reduced to 73.33% of the Unvested Options, and one month later the number of Unvested Options that shall vest as part of the First Option Tranche shall be reduced to 66.67% of the Unvested Options, until the First Option Tranche shall be reduced to zero. Effective upon any reduction in the vesting of the First Option Tranche as a result of the delay in achieving the First FDA Condition on or before the First FDA Condition Termination Date, the number of shares subject to the Unvested Options, corresponding to the reduction of the number of shares subject to the First Option Tranche, shall automatically be reduced and such Unvested Options shall be cancelled and expire unexercised. At the Effective Time, the Unvested Options shall be converted into options to acquire Parent Common Stock in accordance with the terms and conditions of the Merger Agreement. The allocation of Unvested Options between the First Option Tranche and the Second Option Tranche (and the forfeiture of options as set forth above) shall be made pro rata among each grant of an Unvested Stock Option held by the Executive, based upon the number of shares covered by such Unvested Stock Option and shall be rounded to the nearest whole number of shares using conventions customarily employed by the Parent for such purpose. In no event shall the Parent Equity Awards (as defined below) be included as an Unvested Option. Notwithstanding anything herein to the contrary, the parties agree that if the Litigation Condition occurs after the Second FDA Condition Termination Date, then the Executive shall be fully vested in all Unvested Options.

2.2A Vesting on Change of Control. Upon the occurrence of a Change of Control of Parent (as defined in the Parent’s 2008 Equity Incentive Plan), (i) all LTIP Benefits and Unvested Options, that have not previously been forfeited or paid, shall immediately vest and become due and payable or exercisable, as applicable and (ii) subject to Executive’s Involuntary Termination following the Change of Control, payment of any unpaid Retention Bonus.

2.3 Additional Forfeiture of Benefits.

(a) In addition to and not by way of limitation of any forfeiture of the First Deferred LTIP Payment and the First Option Tranche set forth in Sections 2.1 and 2.2 above, if the Second FDA Condition is not satisfied on or prior to the Second FDA Condition Termination Date, then the Executive shall irrevocably forfeit the right to receive the Second Deferred LTIP Payment and the right to exercise the Second Option Tranche (which, effective as of the Second FDA Condition Termination Date, shall automatically be cancelled and expire unexercised).

(b) If the Executive’s employment with the Company or the Parent is terminated by the Executive without Good Reason (as defined below) or is terminated by the Company or the Parent for Cause (as defined in the Employment Agreement) (collectively, a “Voluntary Termination”), at any time prior to the earlier to occur of (i) the Litigation Condition, or (ii) satisfaction of the Second FDA Condition, then the Executive shall irrevocably forfeit the right to receive any unpaid portion of the First or Second Deferred LTIP Payments and the right to exercise any unvested portion of the First or Second Option Tranche (which, effective as of the date of the Voluntary Termination, shall automatically be cancelled and expire unexercised).

2.4 Payment of Benefits following Termination. If, at any time prior to the Second FDA Condition Termination Date, the Executive terminates his or her employment with the Company as a result of Good Reason, is terminated by the

Company without Cause, or is terminated as a result of death or Permanent Disability (as defined in the Employment Agreement, or if not so defined, as defined in Section 22(e)(3) of the Internal Revenue Code) (collectively, an “Involuntary Termination”), then, the Deferred LTIP Benefits and the Unvested Options (each to the extent not previously forfeited, or vested), shall become immediately vested and payable or exercisable (as applicable) by the Executive, as of the date of such Involuntary Termination. Notwithstanding anything to the contrary in the Employment Agreement or this Agreement, upon Executive’s termination of employment (other than termination by the Company with Cause as defined in Section 6.2(b) of the Employment Agreement) following the occurrence of the Litigation Condition, Executive shall receive the payments and benefits provided in Section 7.2(b) of the Employment Agreement (relating to payments in connection with termination for good reason or a termination by the Company following a Change of Control). Payment of severance pursuant to this Section 2.4 shall be subject to Executive executing a signed waiver and release (as provided in Section 7.3 of the Employment Agreement) and complying with the restrictions of Section 8 of the Employment Agreement.

2.5 Defined Terms. For purposes of this Agreement the following terms shall have the meanings as set forth below:

(a) The “First FDA Condition” shall mean the approval by the U.S. Food and Drug Administration (the “FDA”) of the Company’s Pre-market Approval application P080014 for the Company’s HPV Cervista High Risk screening assay to be used in combination with cervical cytology screening for woman age 30 and over to guide patient management and to triage patients with atypical squamous cells of undetermined significance (ASC-US) PAP test results to determine the need for referral to colposcopy, or substantially equivalent. Reference to “substantially equivalent” is limited to the wording used by the FDA to describe the claims, and is not intended to diminish the commercial application of the claims.

(b) The “Second FDA Condition” shall mean the approval by the FDA of the Company’s Pre-market Approval application P080015 for the Company’s 16/18 Genotyping assay, at a minimum, to be used as a reflex test to (i) an ASC-US patient category or (ii) an FDA approved high-risk HPV screening diagnostic test for a within normal limits (“WNL”) patient category, or substantially equivalent. Reference to “substantially equivalent” is limited to the wording used by the FDA to describe the claims, and is not intended to diminish the commercial application of the claims.

(c) The “First FDA Condition Termination Date” shall mean the second anniversary of the date of this Agreement.

(d) The “Second FDA Condition Termination Date” shall mean the third anniversary of the date of this Agreement.

(e) “Good Reason” shall mean the occurrence of any one or more of the following events without the express consent of the Executive: (i) the failure of the

Company to maintain the Executive as an officer of the Company or Parent or otherwise assign the Executive duties that are not commensurate with the duties of an officer of the Company, (ii) a material change in the geographic location at which the Executive is required to principally perform services for the Company (iii) a material diminution in the Executive’s base salary; and (iv) material breach by the Company of this Agreement, provided, however, that a Good Reason shall not exist hereunder unless Executive provides the Company with written notice of the existence of the event or occurrence giving rise to the alleged Good Reason condition within ninety (90) days of its initial existence, and the Company is provided a period of thirty (30) days during which it may remedy the Good Reason condition.

(f) “Litigation Condition” shall mean the earlier of: (i) final settlement of the Digene Litigation; or (ii) the oral arguments before the Court of Appeals in the Digene Litigation. For purposes hereof, the term “Digene Litigation” shall mean any and all claims filed by Digene Corporation and its successors of affiliates against the Company and its affiliates, and counterclaims filed by the Company, against Digene Corporation in the United States Court for the Western District of Wisconsin, which matter is currently being appealed to the Court of Appeals for the Federal Circuit, as such claims and counterclaims may be amended from time to time.

3. Additional Benefits Following the Effective Time, Executive shall become eligible to participate (without duplication with the Company’s benefit plans) in Parent’s benefit plans, including Parent’s bonus and equity incentive plans, in accordance with Parent’s standard policies and practices as then in effect, it being understood that there may be period of transition from Company benefit plans to Parent benefit plans; provided, further that such transition shall result in Executive continuing to receive the same base salary as he or she was receiving as of the date hereof and substantially equivalent bonus opportunity to what he or she was eligible to receive from the Company prior to the Effective Time.

4. Effective Date. The parties hereto hereby acknowledge and agree that in the event that the Merger Agreement is terminated prior to the Acceptance Time, this Agreement shall become null and void ab initio and be of no further force and effect. Without limiting the foregoing, if the Merger Agreement is terminated prior to the Acceptance Time, then the right to receive any LTIP Benefits from the Company and the continued vesting of any Unvested Options shall be governed by the terms and conditions of the applicable plan or agreement without giving effect to any of the provisions of this Agreement, the Executive shall have no rights to receive the Additional Parent Equity Awards, and Parent shall have no obligations or liabilities under this Agreement. Nothing herein shall give the Executive any rights as a third party beneficiary under the Merger Agreement.

5. Successors: Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the Company, and its Successors and Assigns, and the Company shall require any Successors and Assigns to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place.

Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Executive, his or her beneficiaries or legal representatives, except by will or by the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal representative.

6. Employment Agreement. Except as amended hereby the Employment Agreement any shall remain in full force and effect. Without limiting the foregoing, nothing herein shall affect the severance benefits (other than those relating to stock options or LTIP benefits) provided in the Employment Agreement or any provisions relating to the application of Internal Revenue Code Section 280G or any adjustment to benefits as a result of the application thereof.

7. Payments; Tax Treatment; Tax Withholding. Any payment of LTIP Benefits hereunder shall be paid in cash within thirty (30) days of the date on which such LTIP benefits become vested. The Company and the Executive hereby acknowledge and agree that any payments or other benefits received hereunder and the issuance of any shares of the capital stock of the Parent or the Company hereunder, in each case if applicable, shall be treated and reported by the Company and the Executive as additional compensation for services rendered and as ordinary income. The Executive also acknowledges and agrees that the Company may withhold from any payment, if applicable, such amounts as may be required to satisfy all federal, state and local withholding and employment tax obligations.

8. No Special Employment Rights. No provision of this Agreement shall grant or confer upon, or shall be construed to grant or confer upon, the Executive any right with respect to the continuation of his or her employment by the Company (or the Parent) or to otherwise affect in any respect the terms and conditions of such employment except to the extent expressly provided hereunder.

9. Notices. Any and all notices or other communications required or permitted to be given in connection with this Agreement shall be in writing (or in the form of a facsimile or electronic transmission) addressed as provided below and shall be (i) delivered by hand, (ii) transmitted by facsimile or electronic mail with receipt confirmed, (iii) delivered by overnight courier service with confirmed receipt or (iv) mailed by first class U.S. mail, postage prepaid and registered or certified, return receipt requested:

If to the Company to:

David Brady

Senior Vice President Human Resources

Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730-1401

E-Mail Address: dbrady@hologic.com

with a copy to:

James L. Hauser, Esq.

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

E-Mail Address: jhauser@brownrudnick.com

If to the Executive, to:

Cindy S. Ahn

Third Wave Technologies, Inc.

502 South Rosa Road

Madison, WI 53719

and in any case at such other address as the Executive shall have specified by written notice. Any notice or other communication given in accordance with this Section 9 shall be deemed delivered and effective upon receipt, except those notices and other communications sent by mail, which shall be deemed delivered and effective three (3) business days following deposit with the United States Postal Service. All periods of notice shall be measured from the date of delivery thereof.

10. Entire Agreement; Amendment. This Agreement, the Employment Agreement, the Stock Plans and the LTIPs as amended constitute the entire agreements between the parties hereto with regard to the subject matter hereof and thereof, superseding all prior understandings and agreements. The Employment Agreement, Stock Plans and LTIPs as amended by this Agreement are hereby ratified and confirmed. This Agreement may not be amended or revised except by a writing signed by both the Company and the Executive.

11. Section 409A. The Company agrees that it shall take such steps as it deems necessary to ensure that this Agreement and all payments and benefits associated with it are in compliance with Section 409A of the Internal Revenue Code. The Company and Executive agree that in the event of the Company’s determination that any payment or benefit associated with this Agreement is not compliant with the provisions of Section 409A of the Code, the Executive agrees that the Company may modify this Agreement, and the Executive agrees that he shall consent to such modification, to make this Agreement compliant with Section 409A and that the Company shall maintain the value of the payments and benefits under this Agreement. If any payments that were otherwise payable to the Executive as a result of the change of control and that were deferred or delayed as a result of this Agreement and such deferral or delay results in any additional tax under Section 409A being imposed on the Executive, then the Company will fully reimburse (including a gross-up for any federal or state income taxes imposed thereto) the Executive within thirty (30) days for such tax and/or penalty imposed under Section 409A.

12. Non-Exclusivity of Rights. Nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in any benefit, bonus, incentive or other plan or program provided by the Company or the Parent and for which the Executive may qualify, nor shall anything herein limit or reduce such rights as the Executive may have under any other agreements with the Company or the Parent. Amounts which are vested benefits or which the Executive is otherwise entitled to receive under any plan or program of the Company shall be payable in accordance with such plan or program, except as explicitly modified by this Agreement.

13. Effect of Headings. The titles of section headings herein contained have been provided solely for convenience of reference and in no way define, limit or describe the scope or substance of any provision of this Agreement.

14. Severability. The provisions of this Agreement are severable, and the invalidity of any provision shall not affect the validity of any other provision. In the event that any court of competent jurisdiction shall determine that any provision of this Agreement or the application thereof is unenforceable because of the duration or scope thereof, the parties hereto agree that said court in making such determination shall have the power to reduce the duration and scope of such provision to the extent necessary to make it enforceable, and that the Agreement in its reduced form shall be valid and enforceable to the full extent permitted by law.

15. Attorney’s Fees. The Company shall reimburse Executive for her reasonable attorney’s fees incurred in connection with the negotiation and documentation of this Agreement up to a maximum of $12,500.

16. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as a binding contract as of the day and year first above written

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as a binding contract as of the day and year first above written

THIRD WAVE TECHNOLOGIES, INC.

By:	/s/ Kevin T. Conroy
Name:	Kevin T. Conroy
Title:	President and Chief Executive Officer

HOLOGIC, INC.

By:	/s/ Glenn P. Muir
Name:	Glenn P. Muir
Title:	Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary

EXECUTIVE

/s/ Cindy S. Ahn
Cindy S. Ahn